                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                  PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED
                                (Name of Issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   741929 10 3
                                 (CUSIP Number)

                                 Paul Hong, Esq.
                 AIG Global Sports and Entertainment Fund, L.P.
                   AIG Global Emerging Markets Fund, L.L.C.
                             GEM Parallel Fund, L.P.
                         c/o AIG Capital Partners, Inc.
                                175 Water Street
                               New York, NY 10038
                            Tel. No.: (212) 458-2156
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [__]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all Exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No.

741929 10 3

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     AIG GLOBAL SPORTS AND ENTERTAINMENT FUND, L.P.  (I.R.S. NO. 52-2190010)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     CAYMAN ISLANDS

             7.   Sole Voting Power
Number of         8,243,800 shares of common stock, par value $0.01 per share
Shares
Beneficially 8.   Shared Voting Power
Owned by
Each
Reporting    9.   Sole Dispositive Power
Person With       8,243,800 shares of common stock, par value $0.01 per share

             10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,243,800 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.  Percent of Class Represented by Amount in Row (11)
     11.3%

14.  Type of Reporting Person (See Instructions)
     PN

CUSIP No.

741929 10 3

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     AIG GSEF, L.P.  (I.R.S. NO. 98-0210589)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     CAYMAN ISLANDS

             7.   Sole Voting Power
Number of         8,243,800 shares of common stock, par value $0.01 per share
Shares
Beneficially 8.   Shared Voting Power
Owned by
Each
Reporting    9.   Sole Dispositive Power
Person With       8,243,800 shares of common stock, par value $0.01 per share

             10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,243,800 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.  Percent of Class Represented by Amount in Row (11)
     11.3%

14.  Type of Reporting Person (See Instructions)
     PN

CUSIP No.

741929 10 3

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

      AIG GSEF INVESTMENTS, LTD.  (I.R.S. NO. 98-0210590)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     CAYMAN ISLANDS

             7.   Sole Voting Power
Number of         8,243,800 shares of common stock, par value $0.01 per share
Shares
Beneficially 8.   Shared Voting Power
Owned by
Each
Reporting    9.   Sole Dispositive Power
Person With       8,243,800 shares of common stock, par value $0.01 per share

             10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,243,800 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.  Percent of Class Represented by Amount in Row (11)
     11.3%

14.  Type of Reporting Person (See Instructions)
     OO

CUSIP No.

741929 10 3

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     AIG CAPITAL PARTNERS, INC. (I.R.S. NO. 13-3856440)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     DELAWARE

             7.   Sole Voting Power
Number of         8,243,800 shares of common stock, par value $0.01 per share
Shares
Beneficially 8.   Shared Voting Power
Owned by
Each
Reporting    9.   Sole Dispositive Power
Person With       8,243,800 shares of common stock, par value $0.01 per share

             10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,243,800 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.  Percent of Class Represented by Amount in Row (11)
     11.3%

14.  Type of Reporting Person (See Instructions)
     CO

CUSIP No.

741929 10 3

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     AIG GLOBAL EMERGING MARKETS FUND, L.L.C.  (I.R.S. NO. 13-3960880)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     DELAWARE

             7.   Sole Voting Power
Number of         7,454,840 shares of common stock, par value $0.01 per share
Shares
Beneficially 8.   Shared Voting Power
Owned by
Each
Reporting    9.   Sole Dispositive Power
Person With       7,454,840 shares of common stock, par value $0.01 per share

             10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     7,454,840 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.  Percent of Class Represented by Amount in Row (11)
     10.3%

14.  Type of Reporting Person (See Instructions)
     OO

CUSIP No.

741929 10 3

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     GEM PARALLEL FUND, L.P.  (I.R.S. NO. 52-2159897)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     DELAWARE

             7.   Sole Voting Power
Number of         788,920 shares of common stock, par value $0.01 per share
Shares
Beneficially 8.   Shared Voting Power
Owned by
Each
Reporting    9.   Sole Dispositive Power
Person With       788,920 shares of common stock, par value $0.01 per share

             10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     788,920 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.  Percent of Class Represented by Amount in Row (11)
     1.2%

14.  Type of Reporting Person (See Instructions)
     PN

CUSIP No.

741929 10 3

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     AIG CAPITAL MANAGEMENT CORP.  (I.R.S. NO. 13-3776802)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     DELAWARE

             7.   Sole Voting Power
Number of         8,243,760 shares of common stock, par value $0.01 per share
Shares
Beneficially 8.   Shared Voting Power
Owned by
Each
Reporting    9.   Sole Dispositive Power
Person With       8,243,760 shares of common stock, par value $0.01 per share

             10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,243,760 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.  Percent of Class Represented by Amount in Row (11)
     11.3%

14.  Type of Reporting Person (See Instructions)
     CO

CUSIP No.

741929 10 3

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     AIG ASSET MANAGEMENT SERVICES, INC.  (I.R.S. NO. 13-3805094)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     DELAWARE

             7.   Sole Voting Power
Number of         8,243,760 shares of common stock, par value $0.01 per share
Shares
Beneficially 8.   Shared Voting Power
Owned by
Each
Reporting    9.   Sole Dispositive Power
Person With       8,243,760 shares of common stock, par value $0.01 per share

             10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     8,243,760 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

13.  Percent of Class Represented by Amount in Row (11)
     11.3%

14.  Type of Reporting Person (See Instructions)
     CO

CUSIP No.

741929 10 3

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     AIG GLOBAL INVESTMENT GROUP, INC.  (I.R.S. NO. 13-3870953)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     DELAWARE

             7.   Sole Voting Power
Number of         16,487,560 shares of common stock, par value $0.01 per share
Shares
Beneficially 8.   Shared Voting Power
Owned by
Each
Reporting    9.   Sole Dispositive Power
Person With       16,487,560 shares of common stock, par value $0.01 per share

             10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     16,487,560 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     20.3%

14.  Type of Reporting Person (See Instructions)
     CO, HC

CUSIP No.

741929 10 3

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     AMERICAN INTERNATIONAL GROUP, INC.  (I.R.S. NO. 13-2592361)

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   [ ]
     (b)   [X]

3.   SEC Use Only

4.   Source of Funds (See Instructions)
     OO

5. Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) [ ]

6.   Citizenship or Place of Organization

     DELAWARE

             7.   Sole Voting Power
Number of         16,487,560 shares of common stock, par value $0.01 per share
Shares
Beneficially 8.   Shared Voting Power
Owned by
Each
Reporting    9.   Sole Dispositive Power
Person With       16,487,560 shares of common stock, par value $0.01 per share

             10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     16,487,560 shares of common stock, par value $0.01 per share

12. Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented by Amount in Row (11)
     20.3%

14.  Type of Reporting Person (See Instructions)
     CO, HC

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock") of Primus Telecommunications Group, Incorporated, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1700 Old Meadow Road, McLean, VA 22102.

ITEM 2. IDENTITY AND BACKGROUND

(a) through (c) and (f):

      This Schedule 13D is being filed on behalf of the following entities (collectively, the "Filers"):

            (i) AIG Global Sports and Entertainment Fund, L.P., a Cayman Islands limited partnership ("AIGGSEF"), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is an investment fund engaged in the business of making proprietary investments;

            (ii) AIG GSEF, L.P., a Cayman Islands limited partnership ("AIGGSEFGP"), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is the sole general partner of AIGGSEF;

            (iii) AIG GSEF Investments, Ltd., a Cayman Islands limited company
                  ("AIGGSEFI"), having its principal office at Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, is the sole general partner of AIGGSEFGP;

            (iv) AIG Capital Partners, Inc., a Delaware corporation ("AIGCP"), having its principal office at 175 Water Street, New York, NY 10038, is the sole shareholder of AIGGSEFI and is engaged in the business of originating and managing AIG's international private equity investments in emerging markets;

            (v) AIG Global Emerging Markets Fund, L.L.C., a Delaware limited liability company ("AIGGEM"), having its principal office at 175 Water Street, New York, NY 10038, is an investment fund engaged in the business of making proprietary investments;

            (vi) GEM Parallel Fund, L.P., a Delaware limited partnership ("GEM Parallel"), having its principal office at 175 Water Street, New York, NY 10038, is an investment fund engaged in the business of making proprietary investments;

            (vii) AIG Capital Management Corp., a Delaware corporation
                  ("AIGCMC"), having its principal office at 70 Pine Street, New York, NY 10270, is the sole managing member of AIGGEM and is the sole general partner of GEM Parallel and is engaged in the business of organizing and managing the invested assets of institutional private equity investment funds;

            (viii) AIG Asset Management Services, Inc., a Delaware corporation
                  ("AIGAMS"), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGCMC and is a holding company;

            (ix) AIG Global Investment Group, Inc., a Delaware corporation ("AIGGIG"), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGCP and AIGAMS and is a holding company; and

            (x) American International Group, Inc., a Delaware corporation ("AIG"), having its principal office at 70 Pine Street, New York, NY 10270, is the sole shareholder of AIGGIG and is a holding company which through its subsidiaries engaged in a broad range of insurance and insurance-related activities and financial services in the United States and abroad.

      Starr International Company, Inc., a private holding company incorporated in Panama ("SICO"), The Starr Foundation, a New York not-for-profit corporation ("The Starr Foundation"), and C.V. Starr & Co, Inc., a Delaware corporation ("Starr"), have the right to vote approximately 12%, 2.3% and 1.8%, respectively, of the outstanding common stock of AIG. The principal executive offices of SICO are located at 29 Richmond Road, Pembroke, Bermuda. The principal executive offices of The Starr Foundation and Starr are located at 70 Pine Street, New York, NY 10270.

      The names of the executive officers and directors (collectively, "Covered Persons") of each of AIG, AIGGIG, AIGCP, AIGGSEFI, AIGAMS, AIGCMC, SICO, The Starr Foundation and Starr, their business addresses and principal occupations are set forth in Annex A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for each Covered Person is also the address of the principal employer for such Covered Person. Each of the Covered Persons is a United States citizen, except for Messrs. Manton and Tse, who are British Subjects, Mr. Johnson who is a British National and Mr. Cohen who is a Canadian citizen.

(d) and (e):

      During the last five years, none of the Filers, SICO, The Starr Foundation or Starr nor, to the best knowledge of each such Filer, SICO, The Starr Foundation or Starr, their respective Covered Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 31, 2002, pursuant to that certain Stock Purchase Agreement (the "Purchase Agreement") dated as of such date by and among the Issuer, AIGGSEF, AIGGEM, GEM Parallel (AIGGSEF, AIGGEM and GEM Parallel being referred to herein as the "Lead Investors") and Duke Hotels Limited ("Duke," and together with the Lead Investors, the "Investors"), which Purchase Agreement is filed herewith as
Exhibit 2 and incorporated herein by reference in its entirety, (i) AIGGSEF purchased 206,095 shares of the Issuer's Series C Convertible Preferred Stock, par value $0.01 per share (the "Series C Preferred"), for

$15,458,475.73, (ii) AIGGEM purchased 186,371 shares of Series C Preferred for $13,979,099.60, and (iii) GEM Parallel purchased 19,723 shares of Series C Preferred for $1,479,376.13. Each of AIGGSEF, AIGGEM and GEM Parallel obtained the funds used to purchase their respective shares of Series C Preferred by contributions from their respective members or general and limited partners, as applicable. Each share of Series C Preferred is initially convertible at any time at the option of the holder thereof into forty (40) shares of Common Stock.

ITEM 4. PURPOSE OF TRANSACTION.

Each of AIGGSEF, AIGGEM, GEM Parallel Fund acquired the securities reported herein for investment purposes and may, from time to time, depending on such Investor's evaluation of the market for the Common Stock, other opportunities available to it, its financial requirements and other possible future developments, decide to increase or decrease its holdings of the Series C Preferred or the Common Stock into which the Series C Preferred is convertible, including, without limitation, by converting all or any portion of the shares of Series C Preferred into shares of Common Stock in accordance with the terms of the Certificate of Designation in respect of the Series C Preferred filed herewith as Exhibit 3, which is incorporated herein by reference in its entirety (the "Certificate of Designation"). The response to Item 3 hereof is incorporated herein by reference in its entirety.

Pursuant to the terms of the Purchase Agreement, which is incorporated herein by reference in its entirety, the Lead Investors are obligated to purchase up to an aggregate of 121,097 additional shares of Series C Preferred, as subject to adjustment in the event of stock splits and similar events, at one or more Subsequent Closings (as defined in the Purchase Agreement) for an aggregate maximum purchase price of $9,083,048.54 in the event that certain conditions specified in the Purchase Agreement are satisfied, including satisfaction of one or more of the conditions specified in Section 5.16 of the Purchase Agreement. The maximum number of shares of Series C Preferred, as subject to adjustment in the event of stock splits and similar events, that each of AIGGSEF, AIGGEM and GEM Parallel Fund is obligated to purchase is 60,548, 54,754 and 5,795, respectively. The maximum aggregate purchase price payable by each of AIGGSEF, AIGGEM and GEM Parallel Fund for such shares is $4,541,524.27, $4,106,900.40 and $434,623.87, respectively.

Pursuant to the terms of the Certificate of Designation, the Investors currently have the right, among other rights set forth in the Certificate of Designation, to elect and appoint one director (the "Preferred Director") to the Board of Directors of the Issuer, to approve the authorization or issuance of certain equity securities of the Issuer that are senior to or pari passu with shares of Series C Preferred, to approve any amendment to the organizational documents of the Issuer that would materially and adversely affect the rights of the holders of shares of Series C Preferred and to exercise preemptive rights on a pro rata basis with the other Investors in connection with certain future issuances of securities by the Issuer. In addition, without the majority approval of the Preferred Director and the other non-management directors of the Issuer, voting together as a group, the Issuer may not undertake certain corporate or other actions as specified in the Certificate of Designation. The Investors are also entitled to performance adjustment payments under certain circumstances, which may be payed in cash or by adjusting the conversion ratio applicable to the Series C Preferred in the discretion of the Board of Directors of the Issuer, and weighted average anti-dilution protection in the event of certain dilutive issuances by the Issuer, which may result in additional adjustments to the conversion ratio applicable to the Series C Preferred. Although the extent to which the conversion ratio may be increased is limited due to a floor on the Effective Conversion Price (as defined in the Certificate of Designation), the foregoing rights may be deemed to impede the acquisition of control of the Issuer by a third-party.

The Investors have exercised the right to appoint and elect one director and have appointed and elected Mr. Paul G. Pizzani as a director of the Issuer. As a result, the size of the Board of Directors of the Issuer has been increased to eight directors. So long as the Investors continue to hold such right in accordance with the terms of the Certificate of Designation, it is anticipated that such right will continue to be exercised by the Investors in the future.

As a result of the transactions contemplated by the Purchase Agreement, the capitalization of the issuer has changed and is subject to further change in the event that additional shares of Series C Preferred are issued pursuant to the terms of the Purchase Agreement upon satisfaction of the applicable conditions specified in the Purchase Agreement. In addition, the capitalization of the Issuer is subject to change upon any mandatory or optional conversion of all or any portion of the Series C Preferred into shares of Common Stock in accordance with the terms and provisions of the Certificate of Designation.

Pursuant to that certain Registration Rights Agreement (the "Registration Rights Agreement"), filed herewith as Exhibit 4 and incorporated herein by reference in its entirety, by and among the Issuer and each of the Investors, each of the Investors has been granted certain demand and "piggyback" registration rights entitling such Investors, subject to the limitations set forth therein, to have their respective Registrable Securities (as defined therein) registered under the Securities Act of 1933, as amended. Upon the exercise of such rights, the Investors may dispose of Common Stock of the Issuer received upon conversion of shares of Series C Preferred.

The foregoing summary of certain provision of the Certificate of Designation, the Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such documents as filed herewith as Exhibits.

Except as contemplated by the Certificate of Designation, the Purchase Agreement and the Registration Rights Agreement or as otherwise set forth in this Item 4, none of the Filers, SICO, The Starr Foundation or Starr nor, to the best knowledge of each such Filer, SICO, The Starr Foundation or Starr, their respective Covered Persons has any present plans or proposals which relate to or would result in:

      (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of is subsidiaries;

      (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

      (v) any material change in the present capitalization or dividend policy of the Issuer;

      (vi) any other material change in the Issuer's business or corporate structure;

      (vii) changes in the Issuer's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (viii)causing a class of securities of the Issuer to cease to be quoted on The Nasdaq Stock Market, Inc.

      (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

      (x)   any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b):

      The information required by these paragraphs is set forth in Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and is incorporated herein by reference. Such information is based upon the number of shares of Common Stock represented by the Issuer to be issued and outstanding as of December 31, 2002.

(c):

      Other than the transactions contemplated by the Purchase Agreement and described in response to Item 4 hereof, none of the Filers, SICO, The Starr Foundation or Starr nor, to the best knowledge of each such Filer, SICO, The Starr Foundation or Starr, their respective Covered Persons has effected any transactions in the Common Stock or the Series C Preferred during the past sixty days.

(d) and (e):

      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The only contracts, arrangements, understandings or relationships that currently exist between any of the Filers or any of the Covered Persons and any other person with respect to securities of the Issuer are the Purchase Agreement and the Registration Rights Agreement, each of which is filed herewith as an Exhibit and is incorporated herein in its entirety by reference. Except as otherwise set forth in this Schedule 13D and the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships between any of the Filers or any of the Covered Persons and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.    Joint Filing Agreement by and among the Filers as required by Rule
      13d-1(k)(1).

2. Stock Purchase Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit
      99.1 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

3. Certificate of Designation in respect of the Series C Preferred (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

4. Registration Rights Agreement, dated as of December 31, 2002, by and among the Issuer and each of the Investors (incorporated by reference to Exhibit
      99.2 to the Issuer's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on January 2, 2003).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2003                     AIG GLOBAL SPORTS AND
                                           ENTERTAINMENT FUND, L.P.

                                           By: AIG GSEF, L.P.
                                                Its general partner

                                               By: AIG GSEF Investments, Ltd.,
                                                    its general partner

                                           By:  /s/ Peter Yu
                                              ---------------------
                                              Name:  Peter Yu
                                              Title: Director

Date: January 10, 2003                     AIG GSEF, L.P.

                                           By: AIG GSEF Investments, Ltd.,
                                                its general partner

                                           By:  /s/ Peter Yu
                                              ---------------------
                                              Name:  Peter Yu
                                              Title: Director

Date: January 10, 2003                     AIG GSEF INVESTMENTS, LTD.

                                           By:  /s/ Peter Yu
                                              ---------------------
                                              Name:  Peter Yu
                                              Title: Director

Date: January 10, 2003                     AIG CAPITAL PARTNERS, INC.

                                           By:  /s/ Peter Yu
                                              ---------------------
                                              Name:  Peter Yu
                                              Title: President

Date: January 10, 2003                     AIG GLOBAL EMERGING
                                           MARKETS FUND, L.L.C.

                                           By: AIG Capital Management Corp.,
                                                its managing member

                                           By:  /s/ Peter Yu
                                              ---------------------
                                              Name:  Peter Yu
                                              Title: Managing Director and
                                                     Vice President

Date: January 10, 2003                     GEM PARALLEL FUND, L.P.

                                           By: AIG Capital Management Corp.,
                                                its general partner

                                           By:  /s/ Peter Yu
                                              ---------------------
                                              Name:  Peter Yu
                                              Title: Managing Director

Date: January 10, 2003                     AIG CAPITAL MANAGEMENT CORP.

                                           By:  /s/ Peter Yu
                                              ---------------------
                                              Name:  Peter Yu
                                              Title: Managing Director

Date: January 10, 2003                     AIG ASSET MANAGEMENT SERVICES, INC.

                                           By:  /s/ Win J. Neuger
                                              ---------------------------
                                              Name:  Win J. Neuger
                                              Title: Director & President

Date: January 10, 2003                     AIG GLOBAL INVESTMENT GROUP, INC.

                                           By:  /s/ Win J. Neuger
                                              ---------------------------
                                              Name:  Win J. Neuger
                                              Title: Chairman & Chief
                                                     Executive Officer


Date: January 10, 2003                     AMERICAN INTERNATIONAL GROUP, INC.

                                           By:  /s/ Kathleen E. Shannon
                                              ---------------------------
                                              Name:  Kathleen E. Shannon
                                              Title: Vice President &
                                                     Secretary

                                                                         ANNEX A

                       AMERICAN INTERNATIONAL GROUP, INC.

                                    DIRECTORS

M. Bernard Aidinoff                  Sullivan & Cromwell
                                     125 Broad Street
                                     New York, New York  10004

Eli Broad                            SunAmerica Inc.
                                     1 SunAmerica Center
                                     1999 Avenue of the Stars
                                     Los Angeles, California 90067

Pei-yuan Chia                        298 Bedford - Banksville Road
                                     Bedford, New York   10506

Marshall A. Cohen                    Cassels, Brock & Blackwell
                                     40 King Street West 20th Floor
                                     Toronto, Ontario  M5H 3C2

Barber B. Conable, Jr.               P.O. Box 218
                                     Alexander, New York  14005

Martin S. Feldstein                  National Bureau of Economic Research, Inc.
                                     1050 Massachusetts Avenue
                                     Cambridge, Massachusetts  02138

Ellen V. Futter                      American Museum of Natural History
                                     Central Park West at 79th Street
                                     New York, New York  10024

M.R. Greenberg                       American International Group, Inc.
                                     70 Pine Street
                                     New York, New York  10270

Carla A. Hills                       Hills & Company
                                     1200 19th Street, N.W. - 5th Floor
                                     Washington, DC  20036

Richard C. Holbrooke                 The Council on Foreign Relations
                                     58 E. 68th Street
                                     New York, New York  10021

Frank J. Hoenemeyer                  7 Harwood Drive
                                     Madison, New Jersey  07940

Edward E. Matthews                   American International Group, Inc.
                                     70 Pine Street
                                     New York, New York  10270

Howard I. Smith                      American International Group, Inc.
                                     70 Pine Street
                                     New York, New York  10270

Martin J. Sullivan                   American International Group, Inc.
                                     70 Pine Street
                                     New York, New York  10270

Thomas R. Tizzio                     American International Group, Inc.
                                     70 Pine Street
                                     New York, New York  10270

Edmund S.W. Tse                      American International Assurance Co., Ltd.
                                     1 Stubbs Road
                                     Hong Kong

Jay S. Wintrob                       SunAmerica Inc.
                                     1 SunAmerica Center
                                     1999 Avenue of the Stars
                                     Los Angeles, California 90067

Frank G. Wisner                      American International Group, Inc.
                                     70 Pine Street
                                     New York, New York  10270

Frank G. Zarb                        The NASDAQ Stock Market, Inc.
                                     Four Times Square
                                     New York, New York  10036

                       AMERICAN INTERNATIONAL GROUP, INC.

                               EXECUTIVE OFFICERS

M.R. Greenberg                       Chairman & Chief Executive Officer
70 Pine Street
New York, New York  10270

Edward E. Matthews                   Senior Vice Chairman - Investments &
70 Pine Street                       Financial Services
New York, New York  10270

Thomas R. Tizzio                     Senior Vice Chairman - General Insurance
70 Pine Street
New York, New York  10270

Edmund S.W. Tse                      Senior Vice Chairman & Co-Chief Operating
American International Assurance     Officer
Co., Ltd.
1 Stubbs Road
Hong Kong

Howard I. Smith                      Vice Chairman, Chief Administrative Officer
70 Pine Street                       & Chief Financial Officer
New York, New York  10270

Martin J. Sullivan                   Vice Chairman & Co-Chief Operating Officer
70 Pine Street
New York, New York  10270

Frank G. Wisner                      Vice Chairman - External Affairs
70 Pine Street
New York, New York  10270

John A. Graf                         Executive Vice President - Retirement
2929 Allen Parkway                   Savings
Houston, Texas  77019

Donald Kanak                         Executive Vice President & Chief Executive
American International Building      Officer of AIG Companies in Japan
1-3 Marunouchi, 1-chome
Chiyoda-ku, Tokyo, Japan

Rodney O. Martin, Jr.                Executive Vice President - Life Insurance
2929 Allen Parkway
Houston, Texas  77019

Win J. Neuger                        Executive Vice President & Chief Investment
70 Pine Street                       Officer
New York, New York  10270

Jay S. Wintrob                       Executive Vice President - Retirement
1 SunAmerica Center                  Savings
1999 Avenue of the Stars
Los Angeles, California  90067

Kristian P. Moor                     Executive Vice President - Domestic General
70 Pine Street                       Insurance
New York, New York  10270

R. Kendall Nottingham                Executive Vice President - Life Insurance
70 Pine Street
New York, New York  10270

Robert B. Sandler                    Executive Vice President - Senior Casualty
70 Pine Street                       Actuary & Senior Claims Officer
New York, New York  10270

William N. Dooley                    Senior Vice President - Financial Services
70 Pine Street
New York, New York  10270

Lawrence W. English                  Senior Vice President - Administration
70 Pine Street
New York, New York  10270

Axel I. Freudmann                    Senior Vice President - Human Resources
70 Pine Street
New York, New York  10270

Richard W. Scott                     Senior Vice President - Investments
70 Pine Street
New York, New York  10270

Ernest T. Patrikis                   Senior Vice President & General Counsel
70 Pine Street
New York, New York  10270

Steven J. Bensinger                  Vice President & Treasurer
70 Pine Street
New York, New York  10270

Michael J. Castelli                  Vice President & Controller
70 Pine Street
New York, New York  10270

Keith Duckett                        Vice President & Director of Internal Audit
70 Pine Street
New York, New York  10270

Peter K. Lathrop                     Vice President & Director of Taxes
70 Pine Street
New York, New York  10270

Robert E. Lewis                      Vice President & Chief Credit Officer
70 Pine Street
New York, New York  10270

Charles M. Lucas                     Vice President & Director of Market Risk
70 Pine Street                       Management
New York, New York  10270

Steven A. Rautenberg                 Vice President - Communications
70 Pine Street
New York, New York  10270

Kathleen E. Shannon                  Vice President and Secretary
70 Pine Street
New York, New York  10270

Brian T. Schreiber                   Vice President - Strategic Planning
70 Pine Street
New York, New York  10270


                        AIG GLOBAL INVESTMENT GROUP, INC.

Edward E. Matthews                   Director
70 Pine Street
New York, New York  10270

Win J. Neuger                        Director, Chairman of the Board of
70 Pine Street                       Directors and Chief Executive Officer
New York, New York  10270

Ernest T. Patrikis                   Director
70 Pine Street
New York, New York  10270


                           AIG CAPITAL PARTNERS, INC.

William N. Dooley                    Director and Vice Chairman of the Board of
70 Pine Street                       Directors
New York, New York  10270

Ronald A. Latz                       Director
70 Pine Street
New York, New York  10270

Edward E. Matthews                   Director and Chairman of the Board of
70 Pine Street                       Directors
New York, New York  10270

Larry K. Mellinger                   Director
175 Water Street, 23rd Floor
New York, New York  10038

Ernest T. Patrikis                   Director
70 Pine Street
New York, New York  10270

Peter M. Yu                          Director, President and Chief Executive
175 Water Street, 23rd Floor         Officer
New York, New York  10038

Cesar C. Zalamea                     Director and Vice Chairman of the Board
175 Water Street, 23rd Floor         of Directors
New York, New York  10038


                           AIG GSEF INVESTMENTS, LTD.

Peter M. Yu                          Director
175 Water Street, 23rd Floor
New York, New York  10038


                       AIG ASSET MANAGEMENT SERVICES, INC.

Edward E. Matthews                   Director and Chairman
70 Pine Street
New York, New York  10270

Win J. Neuger                        Director and President
70 Pine Street
New York, New York  10270


                          AIG CAPITAL MANAGEMENT CORP.

Steven J. Bensinger                  Director
70 Pine Street
New York, New York  10270

William N. Dooley                    Director
70 Pine Street
New York, New York  10270

Ronald A. Latz                       Director
70 Pine Street
New York, New York  10270

Win J. Neuger                        Director, Chairman of the Board of
70 Pine Street                       Directors and Chief Investment Officer
New York, New York  10270

Helen Stefanis                       Director and President
70 Pine Street
New York, New York  10270


                        STARR INTERNATIONAL COMPANY, INC.
                         EXECUTIVE OFFICERS & DIRECTORS

William N. Dooley                    Director
70 Pine Street
New York, New York 10270

M. R. Greenberg                      Director & Chairman of the Board
70 Pine Street
New York, New York 10270

Joseph C. H. Johnson                 Director & President
American International Building
29 Richmond Road
Pembroke HM08 Bermuda

Donald Kanak                         Director
American International Building
1-3 Marunouchi, 1-chome
Chiyoda-ku, Tokyo, Japan

Kevin Kelley                         Director
70 Pine Street
New York, New York 10270

Edward E. Matthews                   Director
70 Pine Street
New York, New York 10270

Kristian P. Moor                     Director
70 Pine Street
New York, New York 10270

L. Michael Murphy                    Director, Vice President & Secretary
American International Building
29 Richmond Road
Pembroke HM08 Bermuda

Win J. Neuger                        Director
70 Pine Street
New York, New York 10270

R. Kendall Nottingham                Director
70 Pine Street
New York, New York 10270

Robert M. Sandler                    Director
70 Pine Street
New York, New York 10270

Howard I. Smith                      Director
70 Pine Street
New York, New York 10270

Martin J. Sullivan                   Director
70 Pine Street
New York, New York 10270

Thomas R. Tizzio                     Director
70 Pine Street
New York, New York 10270

Edmund S.W. Tse                      Director
1 Stubbs Road
Hong Kong

Jay S. Wintrob                       Director
1 SunAmerica Center
Los Angeles, California 90067

                              THE STARR FOUNDATION
                              OFFICERS & DIRECTORS

M.R. Greenberg                       Director and Chairman
70 Pine Street
New York, New York 10270

Florence A. Davis                    Director and President
70 Pine Street
New York, New York 10270

Marion I. Breen                      Director and Vice President
70 Pine Street
New York, New York 10270

T.C. Hsu                             Director
70 Pine Street
New York, New York 10270

Edwin A.G. Manton                    Director
70 Pine Street
New York, New York 10270

Edward E. Matthews                   Director
70 Pine Street
New York, New York 10270

John J. Roberts                      Director
70 Pine Street
New York, New York 10270

Howard I. Smith                      Director and Treasurer
70 Pine Street
New York, New York 10270

Ernest E. Stempel                    Director
American International Building
29 Richmond Road
Pembroke HM08 Bermuda

Edmund S. W. Tse                     Director
1 Stubbs Road
Hong Kong

Gladys Thomas                        Vice President and Secretary
70 Pine Street
New York, New York 10270


                             C.V. STARR & CO., INC.
                              OFFICERS & DIRECTORS

William N. Dooley                    Director
70 Pine Street
New York, New York 10270

M.R. Greenberg                       Director, President & Chief Executive
70 Pine Street                       Officer
New York, New York 10270

Donald Kanak                         Director
American International Building
1-3 Marunouchi, 1-chome
Chiyoda-ku, Tokyo, Japan

Kevin Kelley                         Director
70 Pine Street
New York, New York 10270

Edward E. Matthews                   Director & Senior Vice President
70 Pine Street
New York, New York 10270

Kristian P. Moor                     Director
70 Pine Street
New York, New York 10270

Win J. Neuger                        Director
70 Pine Street
New York, New York 10270

R. Kendall Nottingham                Director
70 Pine Street
New York, New York 10270

Robert M. Sandler                    Director & Vice President
70 Pine Street
New York, New York 10270

Howard I. Smith                      Director & Senior Vice President
70 Pine Street
New York, New York 10270

Martin J. Sullivan                   Director
70 Pine Street
New York, New York 10270

Thomas R. Tizzio                     Director & Senior Vice President
70 Pine Street
New York, New York 10270

Edmund S.W. Tse                      Director & Senior Vice President
1 Stubbs Road
Hong Kong

Jay S. Wintrob                       Director
1 SunAmerica Center
Los Angeles, California 90067

Michael D. Warantz                   Treasurer
70 Pine Street
New York, New York 10270

Kathleen E. Shannon                  Secretary
70 Pine Street
New York, New York 10270